Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 11, 2022

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2022;

•	to disclose the calculation of our January 31, 2022 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

March 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2022 (and repurchases as of February 28, 2022) is as follows:

Transaction Price (per share)
Class S	$25.2161
Class T	$24.9910
Class D	$25.0238
Class M	$25.0942
Class I	$24.4594
Class F*	$25.0270
Class Y*	$24.4168

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2022.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2022 (dollar amounts in thousands):

Components of NAV	January 31, 2022
Loans receivable	$4,079,745
Mortgage-backed securities held-to-maturity	37,909
Mortgage-backed securities available-for-sale, at fair value	44,590
Cash and cash equivalents	85,949
Restricted cash	4,181
Other assets	11,360
Collateralized loan obligation, net of deferred financing costs	(1,886,721)
Repurchase agreements payable, net of deferred financing costs	(1,206,936)
Credit facility payable	—
Accrued stockholder servicing fees(1)	(516)
Other liabilities	(18,820)

Net asset value	$1,150,741

Number of outstanding shares	46,096,085

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2022, we accrued under GAAP $54,452 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$657,864	$35,936	$16,436	$75,329	$320,383	$22,656	$22,137	$1,150,741
Number of outstanding shares	26,089,012	1,437,949	656,829	3,001,839	13,098,535	905,273	906,648	46,096,085

NAV per Share as of January 31, 2022	$25.2161	$24.9910	$25.0238	$25.0942	$24.4594	$25.0270	$24.4168

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On January 31, 2022, we accepted a subscription from an institutional investor to purchase $2,900,000 in Class I shares in the Private Placement. On February 1, 2022, we sold and issued to such institutional investor approximately 118,564 Class I shares at the per share purchase price of $24.4594, which is equal to the NAV per Class I share as of December 31, 2021.

Market update

Following hawkish comments from the Federal Reserve, the yield curve flattened noticeably in January as short-term rates rose more than longer-dated Treasuries. The 2-year and 10-year U.S. Treasury yield ended the month at pre-pandemic levels of 1.17% and 1.78%, respectively. Against this backdrop, the Bloomberg Aggregate Bond Index returned -2.15%, its worst monthly return since November 2016. The Agg’s negative return continues to highlight the challenging environment for core fixed income as it faces significant downside risks when rates rise and little upside if rates fall.

In 2021, U.S. property prices grew at an annual rate of 22.9%, as the RCA CPPI notched its fastest-ever annual growth in the 21-year history of the index.1 Industrial (+29.2%) and apartment (+23.6%) prices led all sectors, though the once-wide dispersion between property types continued to narrow in December as retail property prices rose 21.5% year-over-year.1

Office property prices rose 14.1% year-over-year through December 31, 2021. Suburban office properties drove much of the growth as prices rose 14.2% year-over-year compared to 3.3% for central business district offices where the return to work has lagged its suburban peers.1

Commercial property transaction volumes reached a new record high in 2021, driven by multifamily and industrial, which accounted for more than 60% of all transaction volume during the year.1 On a regional basis, secondary cities dominated total transaction activity as Dallas, Atlanta, Phoenix, and Houston accounted for four of the top five markets in 2021.1 Los Angeles was the only major market to breach the top five markets for the year.1

Portfolio update

We continue to build upon our track record of generating an attractive level of income in today’s low-rate environment with low NAV volatility. We closed on $309.9 million in new fundings in January 2022. Originations included four loans, three of which were backed by properties in the high-growth sunbelt region.

•	Two office properties: The first loan was backed by a newly renovated (2020) suburban office property in Jupiter, FL. The property is currently 95% occupied with two long-term tenants

[1]	Real Capital Analytics, as of December 31, 2021.

having recently renewed their leases. The property is about 12 miles north of downtown West Palm Beach and situated near major regional highways and thoroughfares. The second office property is backed by an 11-story Class A office building delivered in 2020 and located in Milwaukee’s Historical Financial District, a trendy live/work area. The building features great views of downtown Milwaukee, Lake Michigan and the Milwaukee River, a green roof, terraces, and common lounge and fitness center. Property consists of 155K SF of office space, 8K SF of ground floor retail, and a 232-parking space garage.

•

Hotel: An amenity rich and recently renovated (2019), Class A hotel in Miami, FL’s vibrant Brickell neighborhood, home to the city’s financial center. In addition to the hotel, the property includes restaurant and meeting space, a 10-room treatment spa, tennis courts and a parking garage.

•

Multifamily: a 636-unit garden-style multifamily property in Austin, TX. The property is approximately 94% occupied and features a range of amenities including a coworking space, a soccer field, a community pool and fitness center, among others. The property is close to highways, local retail and major employers including the University of Texas as well as forthcoming Amazon and Apple office spaces.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, since September 2020, the portfolio’s allocation to multifamily properties ranged from a low of 14% to approximately 56% as of January 31, 2022, as we continue to see attractive opportunities driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we reduced our allocation to areas of the economy most impacted by the pandemic, such as hospitality and retail, which represented 6.7% and 6.8% of the portfolio, respectively, as of January 31, 2022. As the economy and demand recover, however, we have opportunistically added new investments originated through Rialto’s deep sourcing relationships in properties that we believe offer attractive yields in today’s environment with strong covenants to help protect capital. We also have increased our allocation to alternative sectors such as self-storage, which represented 5.7% of the portfolio as of January 31, 2022.

The portfolio was comprised of 100% performing assets as of January 31, 2022. Our investment pipeline remains strong throughout Q1 2022.